PRESS RELEASE

ASANKO GOLD REPORTS Q2 2019 RESULTS

Vancouver, British Columbia, August 1, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) reports second quarter (“Q2”) 2019 operating and financial results for the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Asanko.  All amounts are in US dollars unless otherwise stated.

Q2 2019 Asanko Gold Mine Highlights (100% basis)

•Record proceeds of $85.6 million generated from record gold sales of 66,337 ounces at an average realized price of $1,290 per ounce

•Record gold production of 62,067 ounces, on track to meet 2019 production guidance

•All-in sustaining cost1 (“AISC”) of $1,180/oz, with 2019 guidance of $1,040 – $1,060/oz maintained as AISC are expected to drop in Q4 2019 when the Nkran Cut 2 pushback has been substantially completed

•Generated EBITDA1 of $35.2 million and operating cash flows before working capital changes of
$35.3 million

•Net income after tax of $13.6 million

Q2 2019 Quarterly Highlights for Asanko Gold Inc.

•Net income of $6.1 million, including the Company’s 45% proportionate share of the net earnings of the JV of $6.1 million

•Adjusted EBITDA1 of $12.4 million

•Lynette Gould appointed Senior Vice President, Investor Relations

Commenting on the Q2 2019 performance, Greg McCunn, Chief Executive Officer, said: “This quarter has been the best performance for the Asanko Gold Mine to date, with record production, record sales and record gold proceeds which enabled the mine to generate EBITDA1 of $35.2 million and net income after tax of $13.6 million, up from a loss of $14.1 million in Q1 2019.

We are well positioned to meet 2019 production and cost guidance as we enter the second half of the year and focus on maximizing cash flow from the operations. With limited capital expenditure planned in the near term, we expect to see the benefits of the Cut 2 pushback at Nkran positively impact all-in sustaining costs during the last quarter in the year.

Looking forward, we have now aligned our development philosophy for the Asanko Gold Mine with our focus on near term free cash flow generation.  We are collaborating with our joint venture partner on an updated Mineral Reserve Estimate which we expect to publish in Q1 2020.  At this stage, we do not anticipate that the updated Mineral Reserve Estimate will be based on any major capital investments such as further processing plant expansions or Esaase ore transportation infrastructure. Future capital investments will be measured against their return on invested capital based on this updated plan.”

Summary of Q2 2019 Asanko Gold Mine Operational and Financial Results

AGM (100% Basis)	Q2 2019	Q1 2019	Q2 2018
Waste mined (‘000t)	7,808	6,584	9,814
Ore mined (‘000t)	1,056	1,505	945
Strip ratio (W:O)	7.4	4.4	10.4
Average gold grade mined (g/t)	1.6	1.4	1.4
Mining costs ($/t mined)	4.36	4.48	3.65
Ore treated (‘000t)	1,375	1,224	1,374
Gold feed grade (g/t)	1.5	1.6	1.4
Gold recovery (%)	93	93	94
Processing costs ($/t treated)	10.60	11.93	9.95
Gold production (oz)	62,067	60,425	53,501

Gold sales (oz)	66,337	53,421	51,785
Average realized gold price ($/oz)	1,290	1,292	1,286
Operating cash costs[1] ($/oz)	660	878	582
Total cash costs[1] ($/oz)	724	943	646
All-in sustaining costs[1] ($/oz)	1,180	1,123	1,068
All-in sustaining margin[1] ($/oz)	110	169	218
All-in sustaining margin[1] ($m)	7.3	9.0	11.3
Revenue ($m)	85.7	67.0	66.8
Income (loss) from mine operations ($m)	20.8	(11.9)	16.1
Net income (loss) after tax ($m)	13.6	(14.1)	2.7
EBITDA[1]	35.2	10.1	27.5
Cash provided by operating activities	20.5	8.8	18.4

Key Operational Highlights of the AGM (on a 100% basis)

•No lost time injuries (“LTI”) or recordable injuries were reported during the quarter.  The AGM has now achieved over 27 months and more than 13.9 million employee hours worked without a single LTI.

•Record gold production of 62,067 and 122,492 ounces during the three and six months ended June 30, 2019, on track to meet the JV’s 2019 production guidance of 225,000-245,000 ounces.

•Ore mined during Q2 2019 was 1.06 million tonnes (“Mt”), including 0.53Mt of ore from the Esaase pit, at an average mining grade of 1.6 g/t and a strip ratio of 7.4:1. The increase in strip ratio from Q1 2019 was due to the final stages of waste mining the Cut 2 pushback at Nkran, which is expected to be substantially complete in Q3 2019.

•The processing plant delivered a record quarterly milling performance of 1.38Mt, at an average plant feed grade of 1.5 g/t.

JV Financial Performance

•The AGM incurred operating cash costs per ounce1 of $660 and total cash costs per ounce1 of $724 for the quarter. Relative to Q1 2019, total cash costs per ounce1 decreased by 23% in Q2 2019 as a result of the impact of higher gold sales volumes, which had the effect of decreasing cash production cost on a per-unit basis. total cash costs per ounce1 also benefitted from an increase in the amount of stripping costs that was deferred and thus excluded from total cash costs per ounce1. Additionally, in Q1 2019, the AGM recorded an adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore ($149/oz increase); whereas, in Q2 2019, the AGM recognized a $0.6 million reversal of the previously recorded net realizable value adjustments on its stockpile inventory ($9/oz decrease).

•AISC1 for Q2 2019 were $1,180, although higher than 2019 annual cost guidance of $1,040 - $1,060/oz, AISC1 for the quarter correlates closely with the plan for Q2 2019 and the Company reaffirms the 2019 cost guidance for the AGM.

•Q2 2019 gold sales of 66,337 ounces generated a record $85.6 million of gold sales proceeds at an average realized gold price of $1,290 per ounce, an increase of $19.0 million from Q2 2018. Revenue for Q2 2019 amounted to $85.7 million and includes by-product sales of $0.2 million.

•Total cost of sales (including depreciation and depletion and royalties) amounted to $64.9 million in Q2 2019, an increase of $14.2 million from Q2 2018. The increase in production costs was primarily due to a negative volume variance associated with the record quarterly gold sales, which also caused royalties to increase.

•The AGM generated EBITDA1 of $35.2 million and Adjusted EBITDA1 of $31.2 million for the quarter.

•The AGM’s net income after tax for the quarter amounted to $13.6 million, compared to net income after tax of $2.7 million in Q2 2018. The increase in net income was due mainly to higher mine operating earnings in Q2 2019 as a result of higher gold ounces sold, lower general and administrative expenses, a reduction in interest expense resulting from the settlement of the Red Kite debt in July 2018, and lower deferred income tax expense. These factors were partly offset by a $2.5 million unrealized mark-to-market loss on gold hedging instruments.

•During the quarter, the AGM entered into a zero cost collar gold hedging program with a group of leading commercial banks to manage the AGM’s exposure to gold price risk. The hedging instruments cover 90,000 ounces of gold production, maturing at 15,000 gold ounces per month over a period of six months from July 1, 2019 to December 31, 2019.

•As at June 30, 2019, the JV had unaudited cash of $22.7 million on hand ($3.0 million of which was restricted and held as collateral in respect of the gold collars), $7.1 million in receivables from gold sales and $2.4 million in gold on hand (with a market value of $3.7 million).

Asanko Gold Inc. – Summary Q2 2019 Financial Results

Consolidated	Q2 2019	Q1 2019	Q2 2018
Net income (loss) attributable to common shareholders ($m)	6.1	(5.3)	(142.3)
Net income (loss) per share attributable to common shareholders	$0.03	($0.02)	($0.63)
Adjusted EBITDA[1] ($m)	12.4	3.1	28.6

•The Company reported net income of $6.1 million in Q2 2019 compared to a net loss attributable to common shareholders of $142.3 million in Q2 2018. The net loss during Q2 2018 was solely attributable to the recognition of a $144.6 million loss due to the reclassification of the Company’s then Ghanaian subsidiaries to assets and associated liabilities held for sale, in anticipation of the JV Transaction. Notwithstanding the loss associated with the JV Transaction, the increase in net income for Q2 2019 was predominantly the result of the improved financial performance of the AGM, resulting in the JV reporting net income after tax of $13.6 million, of which the Company recognized its 45% share of $6.1 million. Additionally, Asanko recognized $1.1 million in service fees (net of withholding tax) earned as operator of the JV during the quarter and $2.2 million of finance income relating to the fair value adjustment and accretion of the Company’s preferred share investments in the JV.

•Cash used in operating activities in Q2 2019 was $2.1 million, compared to cash provided by operating activities of $13.4 million in Q2 2018. The decrease in cash flows from operating activities reflects the fact that 2019 does not include the operating results of the AGM, which was deconsolidated effective July 31, 2018.

•Reported Adjusted EBITDA1 of $12.4 million for Q2 2019 compared to $28.6 million in Q2 2018. The decrease in adjusted EBITDA was primarily a result of the reduction in the Company’s interest in the AGM from 100% to 45%. This was partly offset by an increase in the AGM’s mine operating earnings resulting from higher gold sales during the quarter, partially offset by higher cash costs.

•Held $6.8 million in cash and $1.5 million in receivables as of June 30, 2019, with the final $20 million cash payment related to the Gold Field’s transaction expected no later than December 31, 2019.

2019 Outlook

The Asanko Gold Mine is on track to meet 2019 guidance of 225,000 – 245,000 ounces at AISC of $1,040 – $1,060/oz.

Guidance	Q2 2019 (Actual)	YTD 2019 (Actual)	FY 2019 (Forecast)
Gold Production (oz)	62,067	122,492	225,000 – 245,000
AISC ($/oz)	1,180	1,155	1,040 – 1,060

Further to the agreed development philosophy for the Asanko Gold Mine, which is to focus on near term free cash flow generation and minimize capital investments, the JV partners are working on an updated Mineral Reserve Estimate, which is expected to be published in Q1 2020.  At this stage, it is anticipated that the updated Mineral Reserve Estimate will not be based on any major capital investments such as further processing plant expansions or Esaase ore transportation infrastructure in the near term.

Appointment of Lynette Gould as Senior Vice President, Investor Relations

The Company is pleased to announce that Lynette Gould has been appointed Senior Vice President of Investor Relations, effective immediately.  Lynette was most recently Vice President of Investor Relations at Alio Gold and before that, Director of Investor Relations at Goldcorp.  During her eight years at Goldcorp, she played a critical role in positioning Goldcorp’s new business strategy under its new leadership.  Lynette has built robust IR strategies and developed deep relationships within the investment community. She brings a wealth of experience in interpreting financial and investment information, understanding the operations and delivering this information in a consistent message to external stakeholders. Lynette holds a Chartered Financial Analyst (CFA) designation and has a Bachelor of Business degree.

This news release should be read in conjunction with Asanko’s Management’s Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the three and six months ended
June 30, 2019, which are available at www.asanko.com and filed on SEDAR.

Notes:

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Asanko’s Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS.

•Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold.  Total cash costs include production royalties of 5%.

•All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of “all-in sustaining costs per gold ounce” (“AISC”) as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

•Adjusted net income attributable to common shareholders

The Company has included the non-GAAP performance measures of adjusted net income (loss) attributable to common shareholders and adjusted net income (loss) per common share.  Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers.  Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

•Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company’s interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

Qualified Person Statement

Frederik Fourie (Pr.Eng), Asanko Senior Mining Engineer, is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Enquiries:

Lynette Gould – SVP Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +1 778 729 0608 Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.